SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 3, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 3, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

April 3, 2006
IVANHOE MINES RECEIVES INITIAL ANNUAL PAYMENT
OF US$28 MILLION FROM THE SALE OF THE SAVAGE RIVER IRON ORE MINE
SINGAPORE — Ivanhoe Mines announced today the company has received its first contingent annual payment, totalling US$28.0 million, from the sale of the Savage River iron ore mine in Australia, bringing the total payments received to date to US$49.5 million.
In February, 2005, Ivanhoe Mines sold the Savage River mine to a subsidiary of Stemcor Holdings Limited, of London, England. The purchase price consisted of two initial payments totalling US$21.5 million, which Ivanhoe has now received, plus a series of contingent, escalating-scale annual payments based on the annual Nibrasco/JSM (Japanese Steel Mills) pellet price to be made over five years, beginning March, 2006.
Ivanhoe’s shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755